Media Release

Pacific Internet Appoints New Independent Director to its Board
Company Also Offers Comments on Nasdaq Listing

SINGAPORE, October 12, 2005 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach today announced the appointment of Mr. Soon Hock Lim as an independent director to its Board. Mr. Lim has also been appointed as a member of Pacific Internet’s Audit Committee and its Compensation & Administrative Committee.

Mr. Lim is a seasoned business leader with over 25 years of leadership experience in IT software and hardware, telecommunications and engineering sectors. He has broad regional experience throughout Asia Pacific and Japan, as well as worked with companies from the USA and Europe.

Mr. Lim was previously the Asia Pacific President of SITA Information Networking Computing, a global information and communications solutions provider for the air transportation industry. Prior to that, he was President and CEO of Australian-based Matrix Telecommunications and Chairman and CEO of its subsidiary, EasyCall International. Mr. Lim spent most of his career in the then Compaq Computer where he was a member of the company’s worldwide management team. He was the first Asian to lead Compaq’s Asia Pacific business as Vice President and Managing Director. He was also General Manager of Digital Equipment before its integration into Compaq.

Mr. Lim is currently a Corporate Advisor and Company Director. He sits on the Board of Directors of several listed companies, government agencies and civic organizations. Apart from the IT, telecommunications and air transport industries, his past and current board appointments extend into those relating to education, defense and security, health and entertainment. Mr. Lim holds a Bachelor of Engineering degree with Honors in Electrical Engineering from the then University of Singapore and is a Fellow of the Institution of Engineers, Singapore; the Institution of Electrical Engineers, UK; and the Singapore Institute of Directors.

Mr. Bien Kiat Tan, Chairman of Pacific Internet said, “Soon Hock brings with him a wealth of international business management experience, particularly in the area of information and communications solutions. The Board welcomes him and looks forward to his contribution to help PacNet chart its growth path.”

On September 9, 2005, Pacific Internet notified the Nasdaq Stock Market, Inc. (“Nasdaq”) that, as a result of changes in its Board of Directors, its composition of the Board of Directors did not consist of a majority of independent directors as required by Nasdaq Marketplace Rule 4350(c)(1). On October 3, 2005, Pacific Internet informed Nasdaq that it would be following home country practice in lieu of the requirement of Marketplace Rule 4350(c)(1) and submitted a written statement from its independent counsel certifying that its practices in relation to the composition of its board of directors were not prohibited by Singapore laws. On October 10, 2005, in response to Pacific Internet’s letter, Nasdaq informed that based on the letter submitted by Pacific Internet’s independent counsel, it has determined that Pacific Internet may follow home country practice in lieu of Marketplace Rule 4350(c)(1) and this matter is now closed.

Nasdaq, in a separate letter dated October 10, 2005 to Pacific Internet informed that it has determined, that with the appointment of Mr. Lim to the Compensation & Administrative Committee, Pacific Internet complies with Marketplace Rule 4350(c)(3) and this matter is now closed.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts
Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.